MADISON COVERED CALL & EQUITY STRATEGY FUND
550 Science Drive
Madison, Wisconsin 53711
Tele: 608.274.0300; Fax: 608.663.9010

June 29, 2017
BY EDGAR

Mr. Edward Bartz
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE:	Madison Covered Call & Equity Strategy Fund (MCN) (SEC File No. 811-21582)
Form N-14 Registration Statement
Mr. Bartz:
The following serves to respond to comments received from you telephonically on June 28, 2017 regarding the Registration Statement on Form N-14 filed on June 1, 2017 relating to reorganization of Madison Strategic Sector Premium Fund (MSP) into MCN. Following the filing of this response letter, we will file a Pre-Effective Amendment No. 1 to the Form N-14 Registration Statement which incorporates our responses to your comments.

1.	Comment: In the Q&A Question 12 regarding the reorganization costs being borne by the Adviser, please disclose the estimated cost that will be paid by the Adviser in the Q&A.
Response: We have added the estimated cost to be borne by the Adviser in the answer to Question 12.

2.
Comment: In the 2016 Annual Report for MCN, in the disclosure regarding the results of shareholder votes, please explain why the results of the shareholder proposal regarding self-tender was not included with the results of the election of trustees. In addition, please explain whether the results of such proposal were included in the annual report for MSP.

Response: The 2016 shareholder proposal regarding self-tender was a shareholder proposal for MSP only and not MCN; and therefore, the results of the shareholder votes were included in the annual report for MSP not MCN.
3. Comment: In Question 4 and throughout the registration statement relating to the disclosure regarding the lower total annual operating expenses for MCN shareholders, please include a disclosure that the total annual operating expenses for MSP shareholders will remain unchanged following the reorganization.
Response: We have added such disclosure in Question 4 and all other similar references throughout the document.
4. Comment: In Question 7, please clarify the disclosure in the third and fourth sentences to refer to the combined fund or MCN, as the surviving fund.
Response: We have clarified the disclosure in Question 7.
5. Comment: Regarding the reference to Industry Concentration Risk, given each Fund’s fundamental investment policies, please either explain why the Fund would have Industry Concentration Risk or remove the risk.
Response: We have removed the Industry Concentration Risk.

6.
Comment: Regarding the Fundamental Policy relating to Industry Concentration, please make a representation that, at the next vote of shareholders (excluding the impending votes on the reorganization and the 2017 annual meeting), you will ask shareholders to vote to either strike the exception in subsection (b) regarding temporary defensive positions, or will ask shareholders to modify subsection (b) to provide that concentration for purposes of temporary defensive positions will be limited to cash or cash equivalents, including government securities or interests in domestic bank deposits.

Response: The Registrant hereby represents that at the next vote of shareholders (excluding the impending votes on the reorganization and the 2017 annual meeting), the Registrant will ask the shareholders to vote to either strike the exception in subsection (b) regarding temporary defensive positions, or modify subsection (b) to provide that concentration for purposes of temporary defensive positions will be limited to cash or cash equivalents, including government securities or interests in domestic bank deposits.
7. Comment: In the biographical information for portfolio manager, Drew Justman, please include biographical information including functional responsibilities for the past five years.

Response: We have updated the biographical information for Drew Justman.
8. Comment: In the section entitled “DIVIDENDS AND DISTRIBUTIONS” please include a disclosure that a return of capital is a return to investors of a portion of their original investment in the Fund. Please also change the references to “dividends” to “distributions” throughout this section.
Response: We have revised this section to reflect the comments.
9. Comment: In the section entitled “PROPOSAL 2” please disclose the number of shares being issued.
Response: We have added the number of shares expected to be issued.
10. Comment: In the directors tables under the heading “Other Directorships Held” please either confirm that the tables include all other directorships held in the past 5 years or add “During the Past 5 Years” to the tables.
Response: The tables have been revised to add “During the Past 5 Years” to the “Other Directorships Held” heading in the tables.

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If you have any questions or comments regarding this filing, please call the undersigned at 608-216-9114.
Respectfully submitted,
/s/ Kevin S. Thompson
Kevin S. Thompson
Chief Legal Officer